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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22779
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     (Check one):     / / Form 10-K and Form 10-KSB   / / Form 11-K
     / / Form 20-F    /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

     For period ended             March 31, 2000
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/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

     For the transition period ended
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant  TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC.
                             ---------------------------------------------------

     Former name if applicable
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                           22681-22687 Old Canal Road
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           Address of principal executive office (STREET AND NUMBER)

City, State and Zip Code                Yorba Linda, CA 92887
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                                    PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's financial personnel have been substantially engaged in matters relating to the previously announced prospective merger of the registrant with Aspect Development, Inc. pursuant to an agreement of merger and reorganization executed on January 17, 2000.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         David Lerner                      212-735-8609
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         (Name)                     (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  /X/ Yes   / /  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  /X/ Yes   / /  No


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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant expects to report that sales revenue for the three months ended March 31, 2000 increased by 18% compared to the third quarter of 1999, and net income decined to $1,000. For the nine month period, sales revenue increased by 18% over the comparable prior year period and net income dropped to $5,000. The decline in net income in both periods, despite the increasein revenues, is due to taxes payable on increased pre-tax income, as expenses incurred in connection with the pending merger with Aspect are not deductible for federal income tax purposes.

                 TRANSITION ANALYSIS COMPONENT TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date         May 16, 2000               By   /s/ Robert E. Schrader
     -----------------------------         -------------------------------------
                                        Name:  Robert E. Schrader
                                        Title: Chief Executive Officer

           INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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